Sichenzia Ross Friedman Ference LLP
1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
TEL 212 930 9700 FAX 212 930 9725 WWW.SRFF.COM

July 25, 2006

Rufus Decker - Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 Fifth Street
Washington, D.C. 20549

Re: Solar Thin Films, Inc. (f/k/a American United Global Inc.)
       Form 10-K for the fiscal year ended December 31, 2005
       Form 10-QSB for the quarter ended March 31, 2006

Dear Mr. Decker:

This firm is special securities counsel to Solar Thin Films, Inc. (f/k/a American United Global Inc.) (the “Company”) in the above- referenced matter. Below, please find our responses to your June 9, 2006 comment letter.

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Response

We acknowledge your comment.

2.
We note that you define disclosure controls and procedures as those controls and procedures that “ensure that information required Ito be disclosed by [you] in the reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.” This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e). Please revise your definition to clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective whichever the case may be.

Response

We acknowledge your comment. Management of the Company has confirmed that its disclosure controls and procedures were effective as of December 31, 2005 and March 31, 2006. In the future, the Company will use the suggested language.

3.
You disclose that basic loss per share includes the common shares issuable upon conversion of the Series B-3 convertible preferred stock. Please tell us how you determined it is appropriate to include these shares in your calculation of basic loss per share in accordance with SFAS 128.

Response

Please be advised, as reported in a Form 8-K filed with the Securities and Exchange Commission, that on June 14, 2006, the Company closed on the acquisition (the “Acquisition”) of 95.5% of the outstanding securities of Kraft Rt., a Hungarian company (“Kraft”), which is engaged in the design, development and construction of turnkey manufacturing plants that produce photovoltaic thin film modules for sale. As a result of the Acquisition, Kraft is considered the accounting acquiror and the financial statements of Kraft have replaced the financial statements of the Company on a going forward basis. Accordingly, management does not believe that this comment is still applicable.

4.
You disclose that the due date of the $500,000 bridge loan to Kraft was extended to January 30, 2006. The note, not being paid by the extended due date is in default effective January 31, 2006. Given that note is in default, please disclose why you have not recorded a reserve against the loan amount.

Response

Please see the response to comment #3.

5.	Please disclose which line items on your statement of operations and statement of cash flows include the judgment against you in the amount of $840,695.

Response

Please see the response to comment #3.

6.
In regards to your $525,000 senior secured convertible notes, please tell us how you have accounted for the registration rights agreement, including what consideration was given to SFAS 133 and EITF 05-04.

Response

The Company and its outside auditors are aware of EITF 05-04 and its current status. The Registrant is aware the Task Force is considering whether registration rights agreements containing liquidated damages penalty clauses should be accounted for as a derivative. The Registrant understands there are several views concerning this matter and that the Financial Accounting Standards Board has not concluded on the accounting treatment.

The Company will monitor the Task Force’s actions concerning the matters being deliberated

The Company understands the Securities & Exchange Commission has not formally or informally taken a position with respect to the views as described in EITF 05-04’s minutes and issued papers, and accordingly the SEC has no view whether the registration rights agreements with liquidated damages penalty clauses is a derivative or not. The Company’s policy, which has been consistently applied, does not account for registration rights agreements with liquidated damages penalties as a derivate.

It should also be noted the Company’s registration rights agreement requires liquidating penalties to be paid in shares of its unregistered common stock. EITF-05-04 addresses only penalties payable in cash 1  EITF 05-04, paragraph 2.

The Company believes its policy accounting for convertible debt is reasonable and complies with current accounting principles generally accepted in the United States.

7.
You state that the note holders received 525,000 shares of common stock as additional interest. Please clarify whether these shares are in addition to the 18% interest rate, and tell us how you determined it was appropriate to record a debt discount related to these shares.

Response

Please see the response to comment #3. Please note that the 18% interest only commences to accrue if the note is not paid when due. Accordingly, during the term of the note, if the note is not in default, then interest shall not accrue. The holder agreed to these terms in consideration for the shares of common stock issued to in lieu of interest.

8.
Please disclose the number of shares yet to be issued that you are treating as issued but not outstanding. Also, tell us how you are treating these shares in computing both your basic and diluted, earnings per share.

Response

Please see the response to comment #3.

9.
Your disclosure indicates that the note holders will receive 439,000 shares of common stock as additional interest. Please clarify whether these shares are in addition to the 8% interest rate, and tell us how you determined it was appropriate to record a debt discount related to these shares.

Response

Please be advised, on June 23, 2006, that a settlement was entered into with the note holder pursuant to which the related note was cancelled in consideration for the issuance of shares of the Company. In addition, the 439,000 shares of common stock were also issued. This has been disclosed in the Form 8-K filed on July 17, 2006 under Certain Relationships and Related Transactions.

10.
Please tell us how you accounted for your convertible preferred stock, including what consideration was given to the contingent conversion features and whether any beneficial conversion features existed. Your explanation should refer to the accounting literature considered and relied upon to determine the appropriate accounting.

Response

________________________
1 EITF 05-04, paragraph 2

The Company has accounted for issuance of preferred shares as equity in its prior filings and in accordance with FAS no. 150. The holders of the preferred stock do not have contingent conversion features and there are no material beneficial conversion features.

11.	Please tell us how you have accounted for the registration rights agreement, including what consideration was given to SFAS 133 and EITF 05-04.

Response

The financing described represents the issuance of secured notes payable by the Company to investors. The notes required the Company to register the owners of the debt in the Company’s corporate records. The note holders do not have conversion rights and a registration rights agreement has not been entered into. The Company shall correct the disclosure in future filings.

12.
Disclosure controls and procedures are now defined in Exchange Act Rules 13a- 15(e) and 15d-l.5(e). See SEC Release 33-8238, which became effective August 14, 2003. Please file an amendment to your Form 10-K to include certifications that conform to the format provided in Item 601(b)(3 1) of Regulation S-K and refer to the appropriate locations for the definitions. In doing so, please re-file the Form 10-K in its entirety.

Response

Management has confirmed that the language contained in the certifications that conform to the format provided in Item 601(b)(31) of Regulation S-K is accurate with respect to the Company’s controls and procedures. In lieu of re-filing the Form 10-K, the Company requests that the SEC grant it permission to file such certifications on a supplemental basis with the SEC. As a small business enterprise, the costs of re-filing the Form 10-K would unduly exacerbate its expenses and limit its ability to focus on its business.

13.
Your certifications refer to “quarterly report on Form 10-K”. Please file an amendment to your Form 10-K to include certifications that refer to the annual report, instead of quarterly report. In doing so, please re-file the Form 10-K in its entirety.

Response

Please see the response to comment # 12.

14.	Please address the comments above in your Form 10-QSB as well.

Response

We acknowledge your comment.

***
The Company has acknowledged that:

•	it is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700.

Sincerely,

/s/ Stephen M. Fleming

Stephen M. Fleming